330 West William Street, Corning, New York  14830

Via Fax and Edgar

February 20, 2009

H. Christopher Owings
Assistant Director
Securities and Exchange Commission

Re:	Corning Natural Gas Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 19, 2008
Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2008
Filed January 28, 2009
File No. 000-00643

Dear Mr. Owings:

On behalf of Corning Natural Gas Corporation, a New York corporation, please find below Corning Natural Gas’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to Michael I. German dated February 5, 2009. For your convenience we have repeated your comments before our responses.

General

1.
With the exception of comment seven below, which requires an amendment of your Form 10-K for the fiscal year ended September 30, 2008, where a comment below requests additional disclosures to be included, these additional disclosures should be included in your future filings. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

On February 17, 2009, we filed Amendment No. 2 to our Form 10-K responding to comments six and seven. We confirm that the company will include the additional disclosures outlined in our responses below in future filings.

H. Christopher Owings
Securities and Exchange Commission

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008

Item 2 — Properties, page 5

2.
Under this heading you state that you have “approximately 325 miles of distribution main [and] 15,000 services….” Under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” on page 7 you state you were serve 14,500 customers through 400 miles of pipeline.” Please revise or advise.

We own approximately 400 miles of pipeline and will update our “Properties” disclosure accordingly. “Services” refer to actual lines into a premises attached to a meter and can be either active or inactive (for instance a vacant property without an active customer). “Customers” are equivalent to active meters receiving bills for services. We do have approximately 15,000 services, which include connections for roughly 500 inactive meters. When disclosing our customers, we include only active customers.

Item 3 — Legal Proceedings, page 6

3.	Please provide the date the lawsuit by your former chairman was instituted. Refer to Item 103 of Regulations S-K.

On August 9, 2007, a lawsuit captioned Thomas K. Barry v. Corning Natural Gas Corporation, et al., Case No. 6:07-CV-06388, was filed in the United States District Court, Western District of New York.  Mr. Barry alleges a breach of contract by the Company relative to certain post-retirement benefits.  Mr. Barry is seeking damages from the alleged breach of contract.  We believe this lawsuit to be without merit and are vigorously defending the allegations.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

4.
Please include a discussion identifying any known trends or known demands, commitments, events or uncertainties that are likely to impact your liquidity in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. Your liquidity generally shall be discussed on both a long-term and short-term basis. Refer to Item 303(a) of Regulation S-K.

In future filings, we propose adding the following language in the Liquidity and Capital Resources section of our MD&A:

Our primary operating cash needs consist of the purchase and storage of gas inventory and capital expenditures.  We fund the purchase and storage of gas inventory primarily through cash flow from short-term borrowing.  The price of gas may vary widely and minimum storage volumes are mandated by the NYPSC for each month of the year.  In 2008, we entered into an agreement with Atmos Energy Marketing LLC and have put $5.2 million into gas storage for the winter season.  As a result of these actions, we anticipate that we will have sufficient gas to supply our customers for the 2008-2009 winter season.

H. Christopher Owings
Securities and Exchange Commission

Because we have to finance the cost of storing gas until it is used and paid for by our customers, we have a greater need for our lines of credit during the summer and fall months.  Typically, we then pay down our lines of credit when we sell most of our gas and our revenues increase in the winter and spring months.  Our lines of credit are subject to renewal each year and, if these lines of credit are not renewed, we may not have sufficient cash flow to fund our mandated gas purchase and storage requirements.  Currently, our lines of credit are adequate to meet our gas purchase and storage needs, but if the cost of gas would increase, we may not have sufficient availability under our lines of credit.  If we did not have sufficient availability under our existing lines of credit, we would be required to seek additional financing from lenders which may not be available on terms and conditions favorable to us.

We also have operating cash needs to fund our capital expenditures.  The NYPSC mandates that we make capital improvements of approximately $3.5 million per year.  Historically, we have made large capital expenditures to fund the expansion and upgrading of our distribution system.  Our internally generated cash from operating activities may not be sufficient to fund all our capital expenditures.  Accordingly, we must rely on long-term borrowing which may not be available on terms and conditions favorable to us.  We may also financial our capital expenditures by issuing additional stock, as we did in our 2007 rights offering described below.

Internally generated cash from operating activities consists of net income, adjusted for non-cash expenses and changes in operating assets and liabilities. Non-cash items include depreciation and amortization, gain on sale of securities, deferred income taxes and losses on sale of discontinued operations. Over or under recovered gas costs significantly impact cash flow. In addition, there are significant year-to-year changes in regulatory assets that impact cash flow. Cash flows from investing activities consist primarily of capital expenditures.

In 2008 we refinanced our short and long term debts for more favorable rates. We replaced $4.6 million of long term notes with rates of 8.25% and 9.83% with a $6.0 million note of 5.96% with Manufacturer and Traders Trust Company, or M&T Bank. We also refinanced and increased our term line of credit to $8.0 million with an interest rate of 1.35 basis points above LIBOR. Great West Life & Annuity Insurance Company, the holder of our $4.7 million 7.9% Senior Notes dated as of September 1, 1997, believes that the refinancing with M&T Bank may breach the negative covenants contained in the 1997 note agreement. As a result, Great West claims that the note holders are entitled to share in the security interest we granted to M&T Bank. Great West has not called a default under the 1997 note agreement and is currently in discussion with us.  An adverse outcome in this matter could negatively impact our cash flow.

H. Christopher Owings
Securities and Exchange Commission

Cash flows from financing activities consist of repayment of long-term debt and borrowings and repayments under our lines of credit. For our consolidated operations, we had $8.0 million during 2008 available through lines of credit at local banks, the terms of which are disclosed in Note 6 to the accompanying consolidated financial statements. The amount outstanding under these lines at September 30, 2008 was $6.3 million. As security for our line of credit, collateral assignments have been executed which assign to the lender various rights in the investment trust account. In addition, our lender has a purchase money interest in and to all natural gas purchases by debtor utilizing funds advanced by the bank under the line of credit agreement and all proceeds of sale thereof and accounts receivable pertaining to such sale. As described above, we rely heavily on our credit lines and large portions of them are utilized throughout the entire year.

In 2008 we have $10.6 million in long term debt outstanding. We repaid $775,219 in 2008 consistent with the requirements of our debt instruments.

During the third quarter of 2007 we conducted a rights offering pursuant to a May 2006 order of the NYPSC that required us to conduct an equity offering and make various capital investments, The rights offering provided holders of our common stock the right to purchase, at the price of $16.00, one “investment unit” for each share of common stock held. Each investment unit consisted of one share of common stock and one four-year warrant to purchase .7 shares of our common stock at a price of $19.00. The rights offering also provided shareholders with an over subscription privilege whereby any shareholder fully exercising his/her rights under basic subscription privilege would be entitled to subscribe to additional investment units also at $16.00 per unit. Through the rights offering, we raised $4.8 million ($4.6 million net of costs). We used these funds for capital investments.

Utilities Operating Revenue, page 8

5.
We note that you have recorded “other” revenue of $1.2 million for the fiscal year ended September 30, 2008. Tell us and disclose in more detail the nature of this revenue stream. In addition, advise us and explain in Management’s Discussion and Analysis of Financial Condition and Results of Operations the drivers behind the significant increase in this line item from $583,000 for fiscal year 2007 to $1.2 million for fiscal year 2008.

The “other” line item in the utility operating revenue table includes forfeited customer discounts, reconnect fees, surcharges, gas carrying charges and any other revenues not contained in our delivery rates. In December 2007, a producer contributed pipeline to us valued at $649,400 to expedite the connection of their production in Pennsylvania to our distribution system. The value of the pipe is included in “other” for 2008 and was the primary reason for the increase of $624,595 compared to 2007. The impact of this item is discussed in MD&A on page seven under “Overview” (“Earnings in 2008 were also positively impacted by a contribution to one of our construction projects of pipeline valued at $649,900.”) and page eight under “Earnings” (“The increase in earnings is primarily due to…a contribution in aid of construction of pipeline valued at $649,900….”). For greater clarity, we propose including in future filings language comparable to the following in our discussion of revenue:

H. Christopher Owings
Securities and Exchange Commission

Revenue
2008 compared with 2007. In 2008 our operating revenue increased $1.3 million, or 5.3%, primarily because of the 2007 rate increase and a contribution from a producer to expedite installation of pipeline on our system. We also experienced an increase in gas carrying charges from in fiscal 2008 compared to 2007. This cost is our return on the value of storage gas and is billed to our customers monthly through the gas adjustment clause, or GAC. Since the cost of gas was higher in 2008, the gas carrying charges were also higher.

Item 9A(T) — Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 13

6.
We note that you state that your disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. It is not clear if you also designed your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. In other words, you are not required to include the definitely of disclosure controls and procedures within your disclosure but when you do, you should include the entire definition so it does not appear that the effectiveness of your disclosure controls and procedures may be limited. Please confirm to us, and in future filings, please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).

Our officers concluded that our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective as of September 30, 2008 to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. We amended the 10-K on February 17, 2009 to delete the definition of disclosure controls and procedures to avoid any confusion regarding management’s conclusions concerning disclosure controls and procedures.

H. Christopher Owings
Securities and Exchange Commission

Management’s Report on Internal Control over Financial Reporting, page 13

7.
We note in the last paragraph that “[b]ased upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of September 30, 2008.” Please amend your Annual Report on Form 10-K to disclose the conclusion of the effectiveness of your internal control over financial reporting rather than that of your disclosure controls and procedures in this section. Refer to Item 308T(a)(3) of Regulation S-K.

On February 17, 2009 we filed Amendment No. 2 to our September 30, 2008 Form 10-K to correct this error.

Item 15 — Exhibits, page 14

8.
In your Current Report on Form 8-K filed with us on September 24, 2008, you stated “On September 18, 2008, Community Bank … agreed to increase the amount of its existing line of credit to [the Company] to $8.0 million from $7.0 million. The line of credit will expire on February 28, 2009, unless extended. The Company and Community Bank also agreed to execute a revised line of credit agreement which will be filed by the Company as an exhibit to its Annual Report on Form 10-K for the year ended September 30, 2008.” It does not appear that you filed this agreement as an exhibit to your Form 10-K. Please file this agreement with your next current or periodic report or tell us why it is not appropriate to do so.

On February 17, 2009 we filed the Community Bank N. A. line of credit as Exhibit 10.1 to Amendment No. 2 to our September 30, 2008 Form 10-K.

9.
We note your disclosure on page 3 under the heading “Business — Gas Supply” that you have a contract with Atmos Energy Marketing, LLC to manage your capacity and storage assets. We also note that your disclosure on page 3 under the heading “Business — Significant Customers” that you recently extended your contract with Corning Inc. through September 30, 2010. It does not appear that you have filed these agreements as exhibits to your Annual Report on Form 10-K. Please file these agreements with your next current or periodic report or tell us why it is not appropriate to do so.

We believe that certain of the information contained in the Base Contract for Sale and Purchase of Natural Gas with Atmos Energy Marketing, LLC contains confidential commercial information with respect to volume and pricing.  Accordingly, pursuant to Rule 24b-1 of the Exchange Act, we propose to file a redacted copy of the agreement with Atmos as an exhibit to the company’s next periodic report on Form 10-Q.  Simultaneous with the filing of this exhibit, we will file a confidential treatment request with the Commission.

H. Christopher Owings
Securities and Exchange Commission

We entered into Amendment No. 2 to the Negotiated Economic Development Transportation Services Agreement with Corning, Inc. on October 27, 2008 (the “Services Agreement”).  At the time, we analyzed the requirements of Item 1.01 of Form 8-K and determined that the agreement was not required to be filed because it was made in the ordinary course of the company’s business and not subject to the exceptions contained in Item 601(b)(10)(ii)(A)-(D) of Regulation S-K.

Currently, the Services Agreement accounts for approximately 3% of the company’s revenue.  We continue to believe this agreement is in the ordinary course of the company’s business and is not required to be filed by the company.

Signature Page

10.
We note that your disclosure on page 5 of Amendment No. 1 to your Annual Report on Form 10-K under the heading “Directors, Executive Officers and Corporate Governance — Code of Business Conduct and Ethics” that your chief financial officer also serves as your principal accounting officer. In your future filings, identify the person signing your Annual Report on Form 10-K as your principal accounting officer or controller. Refer to General Instruction D to Form 10-K.

In future filings we will identify Michael I. German as our principal executive officer and Firouzeh Sarhangi as our principal financial and accounting officer below their titles.

Financial Statements and Notes

(1) Summary of Significant Accounting Policies

(g) Revenue and Natural Gas Purchased, page 22

11.
We note that you have different revenue sources such as transportation, wholesale etc. as well as residential and commercial as disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 8. In order for investors to better understand how these revenues are earned, please provide a more comprehensive revenue recognition policy with respect to each of the revenue streams along with their nature in future filings. Please provide us a copy of your proposed disclosures in your response.

We recognize revenue from our residential, commercial, industrial and wholesale customers when billed, subject to a gas adjustment clause.  We recognize revenue from transportation and local production when billed.  In addition, the recognition of revenue from “other” varies depending on the nature of the item.  To better describe our revenue recognition policy for non-retail revenues, we propose replacing note (1)(g) with the language similar to the following in future filings:

H. Christopher Owings
Securities and Exchange Commission

(g) Revenue and Natural Gas Purchased

The Company records retail natural gas revenues from residential and commercial customers based on meters read on a cycle basis throughout each month, while certain large industrial and wholesale utility customers’ meters are read at the end of each month. The Company does not accrue revenue for gas delivered but not yet billed, as the New York Public Service Commission (NYPSC) requires that such accounting must be adopted during a rate proceeding, which the Company has not done. Pursuant to the most recent rate order, starting January 1, 2008 capacity assignment revenue is recorded at a rate of 15% of the amount received from released capacity and is recognized upon notification of capacity release from the pipeline company while the remaining 85% is returned to customers through reduced gas cost. The Company operates a weather normalization clause as protection against severe weather fluctuations. This affects space heating customers and is activated when degree days are 2.2% greater or less than a 30 year average. As a result, the effect on revenue fluctuations in weather related gas sales is somewhat moderated.

Gas purchases are recorded on readings of suppliers’ meters as of the end of the month. The Company’s rate tariffs include a gas adjustment clause (GAC) which adjusts rates to reflect changes in gas costs from levels established in the rate setting process. In order to match such costs and revenue, the NYPSC has provided for an annual reconciliation of recoverable GAC costs with applicable revenue billed. Any excess or deficiency in GAC revenue billed is deferred and the balance at the reconciliation date is either refunded to or recovered from customers over a subsequent 12-month period.

The Company receives transportation revenue for transporting natural gas through our system for customers who purchase gas from third parties.  The Company receives local production revenue consisting of interconnect fees from producers who transport gas on our system.  The Company recognizes revenues associated with transportation and local production when billed. Local production and transportation customers are billed at the end of each month.

The Company receives “other” revenue from forfeited customer discounts, reconnect fees, surcharges, gas carrying charges and other revenues not contained in the Company’s delivery rates.  The recognition of revenue in these instances vary depending on the nature of the item.

Amendment No. 1 to Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008

Item 10. Directors, Executive Officers and Corporate Governance, page 3

Board of Directors, page 3

12.
Please revise your disclosure so that you have described briefly the business experience during the past five years of your directors or clarify your disclosure by adding dates or the duration of employment. Please make similar changes, as necessary, under the heading “Executive Officers” on page 4. Refer to Item 401(e) of Regulation S-K.

H. Christopher Owings
Securities and Exchange Commission

In future filings, we will clarify our disclosure regarding the business experience of our directors to include dates of employment as necessary.  For example, Michael I. German was senior vice president, utility operations for Southern Union Company from 2005 to 2006.  Richard M. Osborne has served as chairman of the board, chief executive officer and a director of John D. Oil and Gas Company since 1998, as chief executive officer of Energy West, Incorporated since 2007, as director of Energy West since 2003 and as chairman of the board of Energy West since 2005.  Mr. Osborne has maintained his positions at OsAir, Inc., Northeast Ohio Natural Gas Corporation and Orwell Natural Gas Company for more than five years.  Stephen G. Rigo has been executive vice president of Orwell-Trumbell Pipeline Co., LLC and Cobra Pipeline Co., Ltd. since 2007.  From 2002-2007 Mr. Rigo was employed by Orwell Natural Gas Company in various positions including president and executive vice president.  Thomas J. Smith has served as a director of Energy West since 2003.

Each of Henry B. Cook, Jr., Ted W. Gibson and George J. Welch have maintained their positions of employment for over five years and, accordingly, we do not believe that including their respective dates of employment is required by Item 401(e) of Regulation S-K.  No changes were necessary for our executive officers.

Audit Committee Report, page 5

13.
You disclose under this heading that a copy of your audit committee charter is available on your website at www.corninggas.com. We were unable to locate a copy of this charter on your website. Please advise or revise.

The charter was inadvertently removed. It was reposted on February 4, 2009. You can access it at http://www.corninggas.com/index.asp?pageId=47.

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 11

Certain Relationships and Related Transactions, page 11

14.
You disclose under this heading that you did not participate in any transactions with related persons in the last fiscal year; however, your Current Report on Form 8-K filed with us on June 25, 2008 disclosed agreements with Classic City Mechanical in connection with the Company’s bare steel pipeline replacement program. This Current Report on Form 8-K also disclosed that Ted W. Gibson, a director of the Company, is the owner and CEO of Classic City. While these agreements are not required to be reported pursuant to Item 404(a) of Regulation S-K and Instruction 7 thereto, in future filings, please state that you did not participate in any transactions with related persons in the last fiscal year that are required to be reported pursuant to Item 404(a) of Regulation S-K.

H. Christopher Owings
Securities and Exchange Commission

We will add the qualifying language you suggested to our future related party disclosure.

Acknowledgment

Per your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Corning Natural Gas set forth in this letter, please do not hesitate to contact me at 607-936-3755, extension 266 or Christopher J. Hubbert at 216-736-7215.

/s/ Michael I. German
Michael I. German
Chief Executive Officer and President

cc:	Catherine Brown, Staff Attorney
Andrew Mew, Accounting Branch Chief
Donna DiSilvio, Staff Accountant
Audit Committee of the Board of Directors
Christopher J. Hubbert, Esq.